Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: April 24, 2014

FORM OF LETTER TO CERTAIN TRIQUINT EMPLOYEES

In February, we announced our agreement to merge RFMD and TriQuint, creating a new industry leader with unrivaled technology during a time of unprecedented innovation and growth in our markets. Through this merger, our vision is to become a different and better company where employees will have the opportunity for exciting careers in a stronger, faster growing company that is recognized as an industry leader.

We understand that the period of time between now and the integration of the two companies is a time of uncertainty for some employees. While we believe that very few people will experience changes in their jobs after the merger closes, we know that some jobs will be impacted. For those employees concerned about this, we believe it is important that they understand the steps that TriQuint is taking to provide some financial support in the event they are released.

If the merger occurs and your employment is terminated by the company between April 1, 2014 and 12 months after the date the merger closes you will be eligible for certain separation benefits as described below:

Separation Package elements are based on the following 3 conditions:

•	the merger closes, and

•	your employment is terminated by the company between April 1, 2014 and 12 months after the date the merger closes, and

•	you are not terminated for performance (which includes but is not limited to any termination if you are on a Documented Counseling, Written Warning or Permanent Written Warning at the time of termination)

If the above conditions are met, then you are eligible for certain benefits as described below:

[FOR CERTAIN U.S. EMPLOYEES:

•	cash severance of 2 weeks of base pay plus 1 week of additional pay for every year of service at TriQuint, with a cap of 26 weeks

•	all of your unvested stock options and RSUs will vest.]

[FOR CERTAIN INTERNATIONAL EMPLOYEES:

•	a statutory cash severance payment

•	all of your unvested stock options and RSUs will vest.]

Additionally, if the merger completes and we have notified you between April 1, 2014 and 12 months after the date the merger closes that we require you to relocate your principal place of employment by more than 100 miles from your current work location, and you choose to resign, all of your unvested stock options and RSUs will vest in full.

Your manager or HR business partner should be able to walk you through an example of how each of these benefits might apply to you.

Your participation in this program does not affect your ability to participate in any of TriQuint’s other bonus or equity programs, if you are eligible.

We expect that many people will remain with the new company and have enhanced career opportunities because of the growth that we anticipate. We hope that these benefits will give some peace of mind to you and your family and will allow you to focus on your current work and on the successful integration of our companies to create one of the strongest companies in our sector.

If you have any questions about these benefits feel free to contact me.

Debbie Burke

*****

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed mergers, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the mergers and a preliminary joint proxy statement of TriQuint and RFMD in connection with the mergers. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed mergers. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed mergers and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed mergers. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed mergers is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed mergers is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.